UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Performance Funds Trust

3.	Securities and Exchange Commission File No.:

1933 Act Registration No. 033-46488

1940 Act Registration No. 811-06603

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3435 Stelzer Road

Columbus, OH 43219

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103-6996

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Registrant:	C/O Citi Fund Services Ohio, Inc. 3435 Stelzer Road, Columbus, Ohio 43219-3035

Distributor:	BHIL Distributors, Inc. 4041 N. High Street, Suite 402 Columbus, OH 43214

Transfer Agent and Dividend Disbursing Agent:	Citi Fund Services Ohio, Inc. 3435 Stelzer Road, Columbus, Ohio 43219-3035

Administrator:	Citi Fund Services Ohio, Inc., 3435 Stelzer Road Columbus, Ohio 43219-3035

Adviser:	Trustmark Investment Advisors, Inc. 1701 Lakeland Drive Jackson, MS 39216

Custodian:	Trustmark National Bank Corporate Offices P.O. Box 291 248 East Capitol Street Jackson, Mississippi 39201

NOTE :	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed ( e.g ., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Trustmark Investment Advisors, Inc.

1701 Lakeland Drive

Jackson, MS 39216

Orleans Capital Management Company

830 West Causeway Approach, Suite 1200

Mandeville, LA 70471

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Since October 1, 2009:

BHIL Distributors, Inc.

4041 N. High Street, Suite 402

Columbus, OH 43214

Prior to October 1, 2009:

Performance Funds Distributor, LLC

10 High St., Suite 302

Boston, MA 02110

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g ., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the board vote took place:

June 25, 2012

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the shareholder vote took place:

September 19, 2012

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

September 21, 2012 with respect to each series.

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $313,160

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Professional fees:	$108,743
Tail insurance	$115,116
Printing expenses:	$107,586
Solicitation expenses:	$7,516
Board meetings:	$14,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $666,121

(b)	How were those expenses allocated? N/A

(c)	Who paid those expenses? Please see the response to Question 22(b). Trustmark Investment Advisors, Inc. paid all expenses incurred in connection with the merger.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒	Yes ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

In December 2007, the Mid Cap Equity Fund and Strategic Dividend Fund, as shareholders of Lyondell Chemical Company (“Lyondell”), participated in a cash out merger of Lyondell in which each received $48/share of merger consideration. Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization have initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders in the December 2007 merger based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Morgan Stanley & Co., Inc., et al., was initiated on October 22, 2010, in the Supreme Court of the State of New York in the County of New York but has subsequently been removed to the U.S. Bankruptcy Court for the Southern District of New York. The second action, Edward S. Weisfelner, as Trustee of the LB Litigation Trust v. A Holmes & H Holmes TTEE, et al., was initiated on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. Both actions attempt to recover the proceeds paid out to the holders of Lyondell shares at the time of the 2007 merger.

The value of the proceeds received by the Mid Cap Equity Fund and Strategic Dividend Fund is approximately $1,728,000 and $804,480, respectively. The Funds cannot predict the outcome of these proceedings. The complaints, however, allege no misconduct by the Funds. Trustmark National Bank has agreed to indemnify the Trust, each series of the Trust and each Trustee of the Trust against any liabilities, costs or expenses (including all reasonable attorneys fees, and all penalties, fines or amounts paid in settlement, and all other liabilities of any nature whatsoever, whether accrued, absolute, contingent or otherwise) incurred by the Trust, each series of the Trust and each Trustee of the Trust arising out of any claim, action, suit, investigation or proceeding (including, without limitation, all actual or threatened claims, actions, suits, investigations, examinations, or proceedings, whether civil criminal, regulatory or otherwise and including all appeals) asserted in connection with or arising out of the receipt of proceeds from the 2007 merger of Lyondell by any series of the Trust.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: Money Market Obligations Trust; Federated Equity Funds; Federated Total Return Series, Inc.; and Federated U.S. Government Securities Fund: 1-3 Years.

Performance Funds Portfolio	Money Market Obligations Trust Portfolio

Performance Money Market Fund	Federated Prime Obligations Fund
Class A Shares	Trust Shares
Institutional Class	Service Shares

Performance U.S. Treasury Money Market Fund	Federated U.S. Treasury Cash Reserves
Institutional Class	Service Shares

Performance Funds Portfolio	Federated Equity Funds Portfolio
Performance Strategic Dividend Fund	Federated Strategic Value Dividend Fund
Class A Shares	Class A Shares
Institutional Class	Institutional Shares

Performance Large Cap Equity Fund	Federated Capital Appreciation Fund
Class A Shares	Class A Shares
Class B Shares	Class A Shares
Institutional Class	Institutional Shares

Performance Leaders Equity Fund	Federated Mid Cap Growth Strategies Fund
Class A Shares	Class A Shares
Class B Shares	Class A Shares
Institutional Class	Institutional Shares

Performance Mid Cap Equity Fund	Federated Mid Cap Growth Strategies Fund
Class A Shares	Class A Shares
Class B Shares	Class A Shares
Institutional Class	Institutional Shares

Performance Funds Portfolio	Federated Total Return Series Inc. Portfolio
Performance Intermediate Term Income Fund	Federated Total Return Bond Fund
Class A Shares	Class A Shares
Institutional Class	Service Shares

Performance Funds Portfolio	Federated U.S. Government Securities Fund: 1-3 Years Portfolio
Performance Short Term Government Income Fund	Federated U.S. Government Securities Fund: 1-3 Years
Class A Shares	Service Shares
Institutional Class	Service Shares

(b)	State the Investment Company Act file number of the fund surviving the Merger:

SURVIVING FUND	Investment Company Act No.

Money Market Obligations Trust	811-05950

Federated Equity Funds	811-04017
Federated Total Return Series, Inc.	811-07115
Federated U.S. Government Securities Fund: 1-3 Years	811-03947

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Money Market Obligations Trust, File No. 333-182375, Form N-14 (filed June 27, 2012)

Federated Equity Funds, File No. 333-182368, Form N-14 (filed June 27, 2012)

Federated Total Return Series, Inc., File No. 333-182378, Form N-14 (filed June 27, 2012)

Federated U.S. Government Securities Fund: 1-3 Years, File No. 333-182370 (filed June 27, 2012)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Performance Funds Trust, (ii) she is the President of Performance Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

(Signature)

/s/ Teresa F. Thornhill
Teresa F. Thornhill
President